No. 0049

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                        )

Enclosures:
Professional Staff plc — Announcement of Insider Trades for the quarter ended 31st March 2003

Professional Staff plc

Announcement of Insider Trades for the quarter ended 31 March 2003.

At 31 March 2003, the beneficial interests of the board of directors were as follows:

	Ordinary 2p shares

	Shares	Options

B P Blackden	801,500	75,000
J C Benjamin	0	30,000
A R Dixey	69,000	340,000
J C Maynard	2,000	0
T Unterberg*	83,550	0

*Shares owned by entities where Mr Unterberg is an officer/director: Shares: 1,122,400

FORM 6-K No: 0049

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 15th April 2003	By:

Name: Adèle Thorpe Title: Company Secretary